SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 28, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Nine Months Financial Report 2010

Interim consolidated financial statements for the nine months ended September 30, 2010

Key Financials

	2010	2009			2010	2009
(in EUR million)	9M	9M	9M-9M		Q3	Q3	Q3-Q3
Revenues	559.1	184.9	202%		212.7	82.0	159%
Gross profit	294.5	79.2	272%		110.6	34.7	219%
Gross margin	53%	43%	10	pp	52%	42%	10	pp
Operating result (EBIT)	189.6	29.0	554%		82.6	16.7	395%
EBIT margin	34%	16%	18	pp	39%	20%	19	pp
Net result	130.9	20.4	542%		56.8	11.6	390%
Net result margin	23%	11%	12	pp	27%	14%	13	pp
Net result per share - basic (EUR)	1.31	0.23	470%		0.57	0.13	338%
Net result per share - diluted (EUR)	1.29	0.22	486%		0.56	0.12	367%
Free cash flow*	156.4	45.7	242%		77.0	27.3	182%
Equipment order intake	544.3	206.7	163%		200.4	117.6	70%
Equipment order backlog (end of period)	278.7	152.4	83%		278.7	152.4	83%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	9M/2010		9M/2009
Shares (XETRA) in EUR, ADS (NASDAQ) in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	21.80	29.78	18.62	27.31
Period High Price	28.75	38.56	18.93	27.43
Period Low Price	19.12	23.11	3.15	3.88
Number of shares issued (end of period)	101,072,874		91,357,552
Market capitalization (end of period), million EUR, million USD	2,203.4	3,010.0	1,701.1	2,495.0

Revenue Split

Table of Contents

Interim Management Report	3
1. Business Activity	3
2. Important Factors of the Reporting Period	4
3. Results of Operations	6
3.1. Development of Revenues	6
3.2. Development of Results	7
3.3. Development of Orders	8
4. Financial Position and Net Assets	10
5. Opportunities and Risks	11
6. Outlook	13
Interim Financial Statements	14
1. Consolidated Income Statement	14
2. Consolidated Statement of other Comprehensive Income	14
3. Consolidated Statement of Financial Position	15
4. Consolidated Statement of Cash Flows	16
5. Consolidated Statement of Changes in Equity	17
Additional Disclosures	18
1. Accounting Policies	18
2. Segment Reporting	18
3. Stock Option Plans	18
4. Employees	19
5. Management	19
6. Related Party Transactions	19
7. Post-Balance Sheet Date Events	19
Responsibility Statement	20

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research and Development (R&D) use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or Hydride Vapor Phase Epitaxy (HVPE) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) or large area deposition for Organic Light Emitting Diodes (OLED) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (CVD), Atomic Vapor Deposition (AVD®) and Atomic Layer Deposition (ALD).

2. Important Factors of the Reporting Period

US Dollar/Euro currency development

•             The US Dollar had started the year 2010 with an exchange rate of 1.43 USD against the Euro and by the end of the first half year, had strengthened to 1.23 USD/EUR. By September 30, 2010, the USD/EUR exchange rate had dropped to 1.36 USD/EUR, with the European currency picking up against the US Dollar during the third quarter of 2010. This development in the third quarter took place against a backdrop of more positive European economic and reporting data, combined with an improving opinion on the viability of Greek and other Euro zone countries’ government savings and financing plans. It was also influenced by the possibility, seen by some market observers, of further quantitative monetary easing measures by the US Federal Reserve with a consequent weakening on the US currency.

•             Over the whole reporting period, January 1 until September 30, the US Dollar has nevertheless strengthened by 5%. The USD/EUR average exchange rate, AIXTRON used for the income and expenses of this period, was 1.40 USD/EUR in the first quarter, 1.31 USD/EUR in the second quarter, and 1.27 USD/EUR in the third quarter of 2010. With the vast majority of AIXTRON’s sales being transacted in US Dollars, the net strengthening of the US Dollar within those nine months has had a positive influence on AIXTRON’s 9M/2010 revenues translated into Euros. Since only a small portion of costs are occurred in US Dollars, profitability also benefitted from the strengthening US Dollar, despite some offsetting effects on operating margin from currency hedging and translation expenses. For the remainder of the year, most of the anticipated 2010 cash flows have been hedged at an exchange rate of below 1.40 USD/EUR.

Sustained revenue growth with healthy profitability leverage

•             Supported by ongoing high system demand, mainly fuelled by HB LED backlighting and lighting applications, and positively influenced by the stronger US Dollar, Q3/2010 revenues further increased by 11% over the second quarter to EUR 212.7m leading to cumulated 9M/2010 revenues of EUR 559.1m.

•             While the quarterly gross profit increased only slightly by 4% to EUR 110.6m in Q3/2010 (with a 3 percentage points lower gross margin of 52%), the operating result was significantly increased sequentially by 36% to EUR 82.6m in Q3/2010 resulting in a 7 percentage points higher EBIT margin of 39%.

•             Q3/2010 was the sixth sequential quarter of rising revenues and the fifth sequential quarter of rising EBIT performance, underlining the positive development of the AIXTRON business.

•             Also in terms of order intake, Q3/2010 represented the sixth sequential growth quarter and, in line with Management expectations, 2010 equipment orders continued to be recorded on a very high level (Q1/2010 EUR 168.5m; Q2/2010 EUR 175.4m; Q3/2010 EUR 200.4m).

•             More than 30% of the LED system orders recorded in Q3/2010 were for AIXTRON’s latest generation systems that were launched in the first quarter of this year

Tangible momentum in the development of LED Lighting applications

•             The LED lighting industry is seemingly gaining momentum, evidenced by an increasing number of LED lighting fixtures being employed (for commercial, industrial and municipal applications) and an increasing number of LED replacement products for incandescent or fluorescent light bulbs becoming available in retail outlets.

•             Government and public body regulatory requirements and financial incentive and support programs are also being sustained in many international markets, but particularly in Asia, encouraging and creating a healthy capital equipment investment environment in the emerging LED lighting industry.

•             In September 2010, AIXTRON announced a multiple order from the China based Neo-Neon International Ltd., a company specializing in LED based light replacement products. This specific order is a good regional example for the increasing investment activity from companies targeting the LED general lighting market. AIXTRON, as a leading player in the MOCVD equipment market, expects to play a prominent role in this upcoming investment cycle.

•             In the first nine months of 2010, several leading companies including Osram Sylvania, Philips, GE, Cree, Toshiba, Panasonic and Samsung have launched or announced general purpose LED lights designed to replace incandescent, halogen, or compact fluorescent light sources. Most of the recent products being offered online or in hardware stores, produce the equivalent light output of a 40-watt or 60-watt incandescent bulb. In addition to consuming far less electricity than incandescent light bulbs, LED bulbs are also expected to last for 20 years or more, they do not contain harmful mercury and have many other advantages compared with incumbent technologies.

•             Whilst early product positioning prices of around USD 40 for a 60-watt equivalent replacement product do not yet constitute the volume tipping point, the recent ability and willingness of suppliers to drive this price down is encouraging. The attractiveness of even premium priced products is increasingly being driven by a greater consumer awareness of the lifetime costs of lighting. The continuing momentum in this area, evident for the first time during this reporting period, is very encouraging.

Significant progress with new generation product acceptance

•             With further new generation MOCVD system orders received during Q3 especially from notable Chinese and Taiwanese customers (e.g. Sanan Optoelectronics Co. Ltd., Neo-Neon International Ltd., Epistar, Tekcore), the market acceptance of the recently launched next generation MOCVD systems is progressing positively and in line with Management’s expectations. More than 30% of the LED production system orders in the third quarter of 2010 were for new generation systems; G5 and CRIUS II.

•             The new systems have the potential to more than double AIXTRON’s customers’ productivity compared to the previous MOCVD system generation. If customers opt for fully automated, clustered systems, they could potentially achieve further substantial cost of ownership improvements. We believe that these high volume production systems are becoming increasingly attractive for customers planning and preparing for the early adoption of LED lighting applications.

Research project “EEMI450” aiming at 450mm silicon wafer equipment approved

•             In Q3/2010, the EEMI450 joint research project, (European Equipment & Materials Initiative for 450 mm silicon wafers) funded by the EU and the German government, was formally approved and started. The project is based upon a European industrial initiative by equipment and material suppliers eager to become engaged and competitive in 450mm wafer size technologies (i.e. wafer manufacturing and characterization, metrology, wafer handling, automation, and development of process modules, including the supply chain). Through a coordinated approach, the EEMI450 partners expect to achieve considerable cost of ownership savings, develop more competitive leading edge technology and consequently; shorten the development cycle for a commercially and technically viable 450mm product portfolio of equipment and processes.

•             The main task of AIXTRON will be to lead the efforts for the design, development and building of a 450 mm showerhead deposition chamber for multi-component materials. This will include the simulation, engineering and manufacturing of critical equipment components.

•             AIXTRON is fully aware of the increasing market opportunities in the area of Silicon based micro technology and expects to directly benefit from this project by further strengthening the company’s competitive positioning.

3. Results of Operations

3.1. Development of Revenues

During the first nine months of 2010, AIXTRON recorded revenues of EUR 559.1m, an increase of EUR 374.2m, or 202%, compared to EUR 184.9m in the same period last year. In addition to the significant absolute sales volume effect, the revenue development in 9M/2010 was also favorably influenced by the strengthening of the US Dollar during the first nine months of 2010. In a year on year comparison, the period average internal USD/EUR booking rate was approximately 4% stronger, therefore beneficial in 9M/2010, at 1.32 USD/EUR (average exchange rate 9M/2009: 1.37 USD/EUR).

The year on year increase in revenues was principally due to the increase from Semiconductor deposition equipment revenues (9M/2010: EUR 523.7m; 9M/2009: EUR 167.5m). The equipment bought by customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices in products such as TVs, monitors, laptops, netbooks, tablet PCs and emerging LED lighting applications. Total equipment sales generated 94% of total revenues in 9M/2010 (91% in 9M/2009).

The remaining revenues were generated by sales of spare parts and service which more than doubled compared to 9M/2009.

	2010		2009
	9M		9M		9M-9M
Revenues	m EUR	%	m EUR	%	m EUR	%
	559.1	100	184.9	100	374.2	202
Equipment revenues	523.7	94	167.5	91	356.2	213
Other revenues (service, spare parts, etc.)	35.4	6	17.4	9	18.0	103

A very high percentage, namely 93%, of total revenues in 9M/2010, were generated by sales to customers in Asia which is 13 percentage points higher than the 80% recorded in 9M/2009. 3% of revenues in 9M/2010 were generated in Europe (9M/2009: 15%) and the remaining 4% in the USA (9M/2009: 5%).

	2010		2009
	9M		9M		9M-9M
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	521.5	93	147.2	80	374.3	254
Europe	16.3	3	28.4	15	-12.1	-43
USA	21.3	4	9.3	5	12.0	129
Total	559.1	100	184.9	100	374.2	202

3.2. Development of Results

	2010		2009
	9M		9M		9M-9M
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	264.6	47	105.7	57	158.9	150
Gross profit	294.5	53	79.2	43	215.3	272
Operating Costs	104.9	19	50.2	27	54.7	109
Selling expenses	39.9	7	16.3	9	23.6	145
General and administration expenses	21.8	4	16.1	9	5.7	35
Research and development costs	33.5	6	24.9	13	8.6	35
Net other operating (income) and expenses	9.7	2	(7.1)	-4	16.8	-237

Cost of sales increased year on year, by 150%, from EUR 105.7m in 9M/2009 to EUR 264.6m in 9M/2010, while cost of sales relative to revenues, significantly improved by 10 percentage points to 47% from 57% in 9M/2009. This year on year improvement was mainly due to the increasing sales volume effect and a more favorable product mix.

While revenues increased by 202% and cost of sales by 150%, the Company’s gross profit increased by 272% year on year to EUR 294.5m in 9M/2010 (9M/2009: EUR 79.2m), resulting in a 10 percentage points higher gross margin of 53% from 43% in 9M/2009.

Operating costs increased year on year by 109% to EUR 104.9m (9M/2009: EUR 50.2m). Operating costs relative to revenues were 19% in 9M/2010, 8 percentage points lower than the 27% in 9M/2009. This development was influenced by the following factors:

Selling expenses increased year on year (but to a lesser extent than revenues), by 145% to EUR 39.9m (9M/2009: EUR 16.3m), mainly against a backdrop of higher warranty expenses as a consequence of higher volume and sales commissions, which vary by territory, partially offset by disproportionally lower increases in discretionary expenses. Selling costs relative to revenues decreased year on year by 2 percentage points to 7%.

The year on year 35% increase in general and administration expenses to EUR 21.8m in 9M/2010 (9M/2009: EUR 16.1m) was principally due to profit-related variable administration expenses, investments in infrastructure and consultancy expenses. General and administration expenses, relative to revenues, significantly decreased from 9% in 9M/2009 to only 4% in 9M/2010, principally due to the higher sales volume effect.

Research and development costs also increased by 35% year on year from EUR 24.9m recorded in 9M/2009 to EUR 33.5m in 9M/2010, due to the increase in development activities, including additional personnel, material and equipment expenses. R&D costs decreased in relative terms from 13% of revenues in 9M/2009 to 6% in 9M/2010.

However, AIXTRON’s R&D investment activities are expected to remain very strong in the years to come, especially with the increased development focus on the R&D center being built at the Company’s Herzogenrath/Aachen County premises. The partial completion of Phase I of this project will enable the planned relocation of engineering staff to commence during November. In support of the increased focus on R&D, the group has completed a reorganization of its intellectual property to enable more efficient use of resources throughout the group.

These accelerated R&D investments will support the Company’s determination to remain a major player in markets judged by many to hold significant growth opportunities for many years to come.

	2010	2009
Key R&D Information	9M	9M	9M-9M
R&D expenses (EUR million)	33.5	24.9	35%
R&D expenses, % of sales	6%	13%	-7	pp
R&D employees (period average)	238	205	16%
R&D employees, % of total headcount (period average)	32%	33%	-1	pp

Net other operating income and expenses in the first nine months of 2010 resulted in an expense of

EUR 9.7m, compared with EUR 7.1m of income in 9M/2009.

Included in the other operating income recorded in 9M/2009 were some one-off effects from the sale of the Aachen office building and compensation payments for cancelled orders, principally, in the first quarter of 2010.

In 9M/2010, a currency expense of EUR 13.0m was incurred largely from EUR/USD hedging contracts. Expenses of EUR 14.8m relate to hedge contracts maturing during 9M/2010. This currency expense was partly offset by positive effects from hedges for future cash flows and translation gains of EUR 6.7m mainly from the balance sheet revaluation of advance payments from customers. Other effects include transactional and translation differences, which do not involve hedge contracts. EUR 2.5m of R&D grants, received in 9M/2010, were recorded as other operating income.

For the remaining 3 month period of the fiscal year, AIXTRON has hedged the majority of anticipated 2010 cash flows at an exchange rate below 1.40 USD/EUR.

The operating result significantly increased by 554%, from EUR 29.0m in 9M/2009 to EUR 189.6m in 9M/2010 with an 18 percentage points higher EBIT margin of 34%. This development was principally due to the positive effects of the increase in revenue and the relatively lower costs as described above. At the same time, the expense from currency hedges and currency translation effects offset, to a limited extent, some of the positive effects on the operating result and margin.

Result before taxes increased by 543% from EUR 29.6m in 9M/2009 to EUR 190.3m in 9M/2010, with a net finance income of EUR 0.7m in 9M/2010.

AIXTRON recorded a tax expense of EUR 59.4m in the first nine months of 2010, at a stable effective tax rate of 31% (9M/2009: EUR 9.2m or 31% of the profit before taxes).

Net income was 542% up year on year from EUR 20.4m (11% of revenues) in 9M/2009 to EUR 130.9m (23% of revenues) in 9M/2010.

3.3. Development of Orders

Equipment Orders	2010	2009	9M-9M
(in EUR million)	9M	9M	m EUR	%
Equipment order intake	544.3	206.7	337.6	163
Equipment order backlog (end of period)	278.7	152.4	126.3	83

As with revenue development; equipment order intake significantly increased in the first nine months of 2010. 9M/2010 order intake was 163% up year on year, at EUR 544.3m (9M/2009: EUR 206.7m). Q3/2010 order intake was recorded 14% above the prior quarter, sustaining the already high level of demand achieved in the prior sequential quarters (Q1/2010: EUR 168.5m; Q2/2010: 175.4m; Q3/2010: 200.4m). As a result; Q3/2010 is now the sixth sequential quarter in terms of rising order intake (and revenues).

As a matter of internal policy, order intake in US Dollars is recorded at the current budget exchange rate, which for 2010, had been previously set at USD 1.50/EUR.

The continuing positive market development for compound semiconductor equipment reflects the increased adoption of LED backlighting in TV and other display applications, representing what the industry has called the ‘Second LED Investment Cycle’.

Included in more recent order intake however, is a number of orders linked to LED-lighting applications, which underline a growing momentum for the emergence of an LED lighting market and the earlier than anticipated development of what is being described by some observers as the ‘Third Investment Cycle’ for the LED industry.

It is still not yet explicitly clear how imminent or meaningful that investment cycle is at this particular point in time or how far away the ‘key volume tipping point’ is. However, the AIXTRON Executive Board opinion is that current developments in the LED industry could potentially pull forward the emergence of a sustainable LED Lighting market in volume terms.

The Company’s intention is to have developed the next generation AIXTRON system technology within the next two to three years, reflecting the Company’s positive assumptions on the emergence of a meaningful and sustainable LED Lighting market.

The total equipment order backlog of EUR 278.7m at September 30, 2010 was 83% higher than at the same point in time in 2009 (September 30, 2009: EUR 152.4m).

As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit, any specific shipment dependant documentation, and a system specific customer confirmed delivery date.

Also as a matter of internal policy, US Dollar denominated order backlog is recorded at the current budget exchange rate, which for 2010, had been previously set at USD1.50/EUR.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2010 and December 31, 2009.

The equity ratio decreased to 66% as of September 30, 2010, from 72% as of December 31, 2009, principally due to higher asset levels and a consequently higher balance sheet total.

The AIXTRON Group’s capital expenditures of the first nine months of 2010 amounted to EUR 19.1m (9M/2009: EUR 6.8m), the large majority of which was related to investments into the new R&D center and purchases of technical equipment, including testing and laboratory equipment.

Cash and cash equivalents (including cash deposits with a maturity of more than three months, most of which is held in Euros), increased by 48% to EUR 444.6m (EUR 262.6m + EUR 182.0m cash deposits) as of September 30, 2010 compared to EUR 301.2m (EUR 211.2m + EUR 90.0m cash deposits) as of December 31, 2009.

The value of property, plant and equipment increased by 31% to EUR 49.6m as per September 30, 2010 (EUR 37.8m as of December 31, 2009), principally due to an increase in laboratory equipment (with depreciation partly offsetting investments in technical equipment) and the initial investments for the new R&D center.

The increase in the value of goodwill from EUR 58.3m as per December 31, 2009 to EUR 60.8m as per September 30, 2010 resulted purely from currency translation adjustments. There were no additions or impairments in the first nine months of 2010.

The value of other intangible assets remained stable at EUR 7.8m as per December 31, 2009 and September 30, 2010.

Inventories, including raw materials, work in progress and finished goods, increased by 71% from EUR 89.6m as of December 31, 2009 to EUR 153.2m as of September 30, 2010, in line with higher manufacturing volumes.

Trade receivables also increased by 30% from EUR 49.3m as of December 31, 2009 to EUR 63.9m as of September 30, 2010, due directly to the increased business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing investment into capacity expansion for the production of LED backlighting for LCD screens (netbooks, tablets, laptops, monitors, TVs).

•                  Further increased adoption of LEDs in automotive (e.g. vehicle interior lighting, headlights and rear lights) or other applications.

•                  Increased adoption of LEDs for interior, exterior, public, street and professional lighting.

Mid Term

•                  Increased adoption of LEDs for consumer and residential general lighting applications.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Progress in the convergence development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2009 and in the section “Risk Factors” in AIXTRON’s 2009 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 10, 2010. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

International Rectifier Corporation (I.R.), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.’s former employees, including I.R.’s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.’s complaint alleged that I.R.’s seven former employees misappropriated, divulged to a business named Efficient Power conversion Corporation (EPCC) and illegally used trade secrets of I.R. relating to Gallium Nitride Technology (GaN). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.’s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys’ fees and legal costs against AIXTRON AG, and punitive damages against other defendants. AIXTRON AG fully rejects the allegations contained in I.R.’s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.’s California action against AIXTRON AG. Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the “German action”). In the German action, I.R. counterclaimed for injunctive relief and damages. On April 7, 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG’s claims and all of I.R.’s counterclaims in the German action. The time for I.R. to appeal against the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is final and res judicata. AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.’s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

In times of substantial demand for MOCVD systems, LED manufacturers may experience difficulties in maintaining a sufficient flow of raw materials to achieve their increased manufacturing output. Should this occur, customers could request delays to AIXTRON system shipments.

During the first nine months of 2010, AIXTRON Management was not aware of any further significant additions or changes in the risks as described in the 2009 Annual Report/20-F-Report referred to above.

6. Outlook

It is clear that 2010 will be another growth year with record manufacturing output levels for AIXTRON. The very solid order backlog of EUR 278.7m at the end of the nine months period represents an excellent foundation for the Management’s expectation of the revenue and profit development in the remaining three months of 2010.

We expect that about EUR 180m of the period end backlog as per September 30, 2010, will be converted into revenues by the end of the year 2010. We expect to record a further EUR 11m of spares and service revenue during 2010.

Taking the above into account, and the current USD/EUR exchange rate levels, the Executive Board continues to be confident of achieving the 2010 full year revenue guidance of circa EUR 750m and has decided to increase the EBIT margin guidance to circa 35%.

Due to multiple emerging market applications for LED products, we also remain optimistic on the evident medium to long term trend. Both, market volume and the penetration rate of LEDs as backlighting units in products such as netbooks, tablets, laptops, monitors and TVs, are expected to continue to grow in the short- to mid-term, and the adoption of LEDs for general lighting applications is expected to increase.

We will continue to closely watch the USD/EUR exchange rate and the potential effects on the Company’s revenues and profitability and will employ appropriate financial instruments to mitigate potential risk.

The Company is expecting to execute the shareholder approval to convert to an SE (Socielas Europaea) at the end of the year.

During the remaining three months of the year, we plan to continue to invest in laboratory equipment and to complete the roll out of the group-wide SAP Enterprise Software System. Investment in the building of the new R&D center at our premises in Herzogenrath/Aachen County is expected to reach about EUR 15m by the end of the year.

We continue to believe that our Company has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at September 30, 2010, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	9M/2010	9M/2009	+/-	Q3/2010	Q3/2009	+/-
Revenues	559,091	184,937	374,154	212,742	82,016	130,726
Cost of sales	264,618	105,748	158,870	102,148	47,302	54,846
Gross profit	294,473	79,189	215,284	110,594	34,714	75,880
Selling expenses	39,943	16,349	23,594	14,786	6,822	7,964
General administration expenses	21,766	16,069	5,697	7,694	6,421	1,273
Research and development costs	33,481	24,862	8,619	11,761	7,957	3,804
Other operating income	3,658	9,436	-5,778	6,455	3,576	2,879
Other operating expenses	13,382	2,319	11,063	164	344	-180
Operating result	189,559	29,026	160,533	82,644	16,746	65,898
Finance income	1,548	571	977	467	140	327
Finance expense	847	4	843	270	1	269
Net finance income	701	567	134	197	139	58
Result before taxes	190,260	29,593	160,667	82,841	16,885	65,956
Taxes on income	59,402	9,194	50,208	26,073	5,255	20,818
Profit/loss attributable to the equity holders of AIXTRON AG (after taxes)	130,858	20,399	110,459	56,768	11,630	45,138
Basic earnings per share (EUR)	1.31	0.23	1.08	0.57	0.13	0.44
Diluted earnings per share (EUR)	1.29	0.22	1.07	0.56	0.12	0.44

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	9M/2010	9M/2009	+/-	Q3/2010	Q3/2009	+/-
Profit or Loss	130,858	20,399	110,459	56,768	11,630	45,138
Losses/gains from derivative financial instruments before taxes	3,101	3,349	-248	20,727	253	20,474
Deferred taxes	-690	-1,052	362	-6,109	-290	-5,819
Currency translation adjustment	-1,386	-703	-683	-13,648	-4,712	-8,936
Other comprehensive income	1,025	1,594	-569	970	-4,749	5,719
Total comprehensive income attributable to equity holders of AIXTRON AG	131,883	21,993	109,890	57,738	6,881	50,857

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	Sep 30, 2010	Dec 31, 2009	Sep 30, 2009
Assets
Property, plant and equipment	49,554	37,758	32,806
Goodwill	60,783	58,275	57,051
Other intangible assets	7,759	7,766	7,815
Investment property	0	0	4,908
Other non-current assets	777	644	1,040
Deferred tax assets	18,696	13,869	8,187
Tax assets	373	373	47
Total non-current assets	137,942	118,685	111,854
Inventories	153,246	89,552	78,352
Trade receivables less allowance kEUR 364 (2009: kEUR 717; Q3 2009 kEUR 594)	63,948	49,265	44,373
Current tax assets	186	59	57
Other current assets	17,312	14,341	11,329
Other financial assets	181,970	90,000	36,000
Cash and cash equivalents	262,584	211,192	75,082
Total current assets	679,246	454,409	245,193
Total assets	817,188	573,094	357,047

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 99,993,949 (2009: 99,587,927; Q3 2009 90,259,637)	99,994	99,588	90,260
Additional paid-in capital	265,687	260,413	109,643
Retained earnings	182,168	67,092	42,725
Income and expenses recognised in equity	-12,539	-13,564	-12,162
Total shareholders’ equity	535,310	413,529	230,466
Provisions for pensions	1,157	1,064	1,076
Other non-current liabilities	84	70	70
Other non-current accruals and provisions	489	790	879
Deferred tax liabilities	288	275	414
Total non-current liabilities	2,018	2,199	2,439
Trade payables	43,312	21,419	29,114
Advance payments from customers	166,372	87,918	60,255
Other current accruals and provisions	41,266	28,666	22,320
Other current liabilities	6,678	2,265	1,474
Current tax liabilities	22,198	17,064	10,979
Deferred revenues	34	34	0
Total current liabilities	279,860	157,366	124,142
Total liabilities	281,878	159,565	126,581
Total liabilities and shareholders’ equity	817,188	573,094	357,047

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	9M/2010	9M/2009	+/-	Q3/2010	Q3/2009	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	130,858	20,399	110,459	56,768	11,630	45,138
Reconciliation between profit and cash inflow/ outflow from operating activities
Expense from share-based payments	2,703	1,467	1,236	834	510	324
Depreciation and amortization expense	11,204	8,841	2,363	4,960	2,895	2,065
Net result from disposal of property, plant and equipment	1	-1,250	1,251	0	0	0
Deferred income taxes	-2,543	-4,727	2,184	11,327	-5,038	16,365
Other non-cash expenses	0	-474	474	0	-943	943
Change in
Inventories	-64,565	-922	-63,643	-26,204	-8,791	-17,413
Trade receivables	-14,269	-5,659	-8,610	22,592	-18,971	41,563
Other assets	-901	2,040	-2,941	13,895	-682	14,577
Trade payables	20,861	10,426	10,435	11,769	9,545	2,224
Provisions and other liabilities	18,662	6,263	12,399	-26,696	9,251	-35,947
Deferred revenues	0	-37	37	0	1	-1
Non-current liabilities	-4,446	573	-5,019	-122	602	-724
Advance payments from customers	77,885	7,571	70,314	11,543	29,961	-18,418
Cash inflow from operating activities	175,450	44,511	130,939	80,666	29,970	50,696
Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-18,066	-6,490	-11,576	-3,641	-2,620	-1,021
Capital expenditures in intangible assets	-1,016	-266	-750	0	-111	111
Proceeds from disposal of fixed assets	38	7,981	-7,943	0	71	-71
Bank deposits with a maturity of more than 90 days	-93,602	-33,000	-60,602	-53,602	-26,000	-27,602
Cash inflow/outflow from investing activities	-112,646	-31,775	-80,871	-57,243	-28,660	-28,583
Cash inflow/outflow from financing activities
Dividend paid to shareholders	-15,782	-8,181	-7,601	-34	0	-34
Proceeds from issue of equity shares	2,977	2,595	382	14	575	-561
Cash inflow/outflow from financing activities	-12,805	-5,586	-7,219	-20	575	-595
Effect of changes in exchange rates on cash and cash equivalents	1,393	470	923	-2,005	-1,214	-791
Net change in cash and cash equivalents	51,392	7,620	43,772	21,398	671	20,727
Cash and cash equivalents at the beginning of the period	211,192	67,462	143,730	241,186	74,411	166,775
Cash and cash equivalents at the end of the period	262,584	75,082	187,502	262,584	75,082	187,502
Interest paid	189	4	185	68	-69	137
Interest received	1,387	560	827	575	143	432
Income taxes paid	55,473	9,292	46,181	26,587	7,289	19,298
Income taxes received	68	0	68	0	0	0

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expense recognised directly in equity		Retained
	Subscribed			Derivative	Earnings/	Total
	capital	Additional	Currency	financial	Accumulated	Shareholders
in EUR thousands	under IFRS	paid-in-capital	translation	instruments	deficit	equity**
Balance at January 1, 2010	99,588	260,413	-12,449	-1,115	67,092	413,529
Dividends to shareholders					-15,782	-15,782
Share based payments		2,703				2,703
Issue of shares for options	406	2,571				2,977
Net income for the period					130,858	130,858
Other comprehensive income			-1,386	2,411		1,025
Total comprehensive income			-1,386	2,411	130,858	131,883
Balance at September 30, 2010	99,994	265,687	-13,835	1,296	182,168	535,310

Balance at January 1, 2009	89,692	106,445	-13,755	0	30,507	212,889
Dividends to shareholders					-8,181	-8,181
Share based payments		1,442				1,442
Issue of shares for options	567	1,756				2,323
Net income for the period					20,399	20,399
Other comprehensive income			-703	2,297		1,594
Total comprehensive income		0	-703	2,297	20,399	21,993
Balance at September 30, 2009	90,259	109,643	-14,458	2,297	42,725	230,466

*	unaudited
**	rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2009.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). There were no changes in the consolidated group of companies in comparison with December 31, 2009.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2010	521,582	16,258	21,251	559,091
	9M/2009	147,173	28,447	9,317	184,937
Segment assets (property, plant and equipment)	Sep 30, 2010	344	45,796	3,414	49,554
	Sep 30, 2009	192	29,251	3,363	32,806

3. Stock Option Plans

In the first nine months of 2010, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	Sep 30, 2010	Exercised	Expired/Forfeited	Dec 31, 2009
stock options	3,912,898	405,697	10,883	4,329,478
underlying shares	4,581,857	405,697	11,132	4,998,686

AIXTRON ADS	Sep 30, 2010	Exercised	Expired/Forfeited	Dec 31, 2009
stock options	6,935	0	0	6,935
underlying shares	6,935	0	0	6,935

4. Employees

The total number of full time equivalent employees rose from 649 on September 30, 2009 to 766 persons on September 30, 2010.

	2010		2009		+/-
Employees by Region	Sep 30%		Sep 30%		abs.	%
Asia	151	20	108	17	43	40
Europe	511	67	437	67	74	17
USA	104	13	104	16	0	0
Total	766	100	649	100	117	18

	2010		2009		+/-
Employees by Function	Sep 30%		Sep 30%		abs.	%
Sales and Service	241	32	211	33	30	14
Research and Development	254	33	202	31	52	26
Manufacturing	176	23	146	22	30	21
Administration	95	12	90	14	5	6
Total	766	100	649	100	117	18

5. Management

As compared to December 31, 2009, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2010.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2010.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2010 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, October 2010

AIXTRON Aktiengesellschaft

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: October 28, 2010

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO